SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 2003



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F____              Form 40-F        X
                                                -

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes______         No       X
                               -

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

    This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 4 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CP SHIPS LIMITED
                                         ----------------
                                                 (Registrant)

Date: 24 July 2003

                                         By: /s/ John K. Irving
                                             ------------------
                                             Name: John K. Irving
                                             Title: Vice President, General
                                                    Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                 Page
----------------------                                                 ----

10.1     Press Release of CP Ships Limited "CP SHIPS                    4
         ANNOUNCES TIME CHANGE FOR 31ST JULY 2003
         CONFERENCE CALL", dated 24 July 2003

                                                                 Exhibit 10.1


                      CP SHIPS ANNOUNCES TIME CHANGE FOR
                        31ST JULY 2003 CONFERENCE CALL

LONDON, UK (24 July 2003) CP Ships Limited CEO Ray Miles will host a conference call and presentation to the investment community on 31st July 2003 to discuss second quarter results at 10:30 am Eastern time, 3:30 pm London, UK time. This is one hour later than previously announced.

The 31st July 2003 date of the second quarter results announcement and conference call has not changed.

The conference call and presentation will be webcast live and can be accessed through the CP Ships website (www.cpships.com). The webcast will also be available in archive through the CP Ships website until Sunday, 31st August 2003.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 86 ships and 438,000 teu in containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or

                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.